

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

Eli Casdin
Chief Executive Officer
CM Life Sciences III Inc.
c/o Corvex Management LP
667 Madison Avenue
New York, NY 10065

   Re: CM Life Sciences III Inc.
    Registration Statement on Form S-1
    Filed February 25, 2021
    File No. 333-253475

Dear Mr. Casdin:

  We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

Proposed Business
Sourcing of Potential Initial Business Combination Targets, page 88

1. We note that affiliates of management are currently searching for an acquisition target in the Life Sciences industry sector in connection with the CM Life Sciences II, Inc. SPAC. We also note your statement that you "do not believe that any such potential conflicts would materially affect [your] ability to complete an initial business combination." Expand your disclosure here and elsewhere to address the reasons why you believe so, and whether you would expect CM Life Sciences II, Inc. to announce an acquisition target before a target is announced for the company.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Colin Diamond, Esq.